MAINSTEM MALT SPC
CLASS A PREFERRED
TERM SHEET
2021

THIS TERM SHEET REPRESENTS THE CURRENT UNDERSTANDING OF THE PARTIES WITH RESPECT TO CERTAIN OF THE MAJOR ISSUES RELATING TO THE PROPOSED PRIVATE OFFERING AND DOES NOT CONSTITUTE A LEGALLY BINDING AGREEMENT. ANY OTHER LEGALLY BINDING OBLIGATION WILL ONLY BE MADE PURSUANT TO THE PURCHASE AND SUBSCRIPTION AGREEMENT TO BE NEGOTIATED AND EXECUTED BY THE PARTIES. THIS TERM SHEET DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

THE OFFERING

Issuer:	Mainstem Malt SPC, a social purpose corporation incorporated under the laws of Washington State (the "Corporation ")
Securities:	Class A Preferred Shares (the "Preferred")
Investor(s):	Crowdfunding investors who are accredited or non-accredited.
Total Amount of the Offering:	$999,999.87
Early Bird Price Per Share:	$0.28 per share (the "Initial Price "), based on a pre-money valuation of $4,442,666.76.
Price Per Share:	$0.31513 per share (the "Initial Price "), based on a pre-money valuation of $5,000,062.77.
Release and Closing:	Closings will occur on a rolling basis. Investor will approve or reject any changes in terms for this Offering after Investor's closing but prior to Final Closing. Any changed terms will be available to Investor at Investor's option. Funds under this investment may be released when the aggregate amount invested reaches $50,000.16.
Use of Proceeds:	The proceeds we receive from the sale of Class A Preferred Shares will be immediately available for use for general corporate purposes upon release from escrow regardless of the Final Closing date of this offering.

TERMS OF PREFERRED OFFERING

Summary of Preferred A Rights:

- Pari Passu (same with highest common) rights with common dividends
- Liquidation preference before common at 1X or participating liquidation according to common stock conversation
- Voting rights (1 per share)
- Election of one (1) director
- Conversion right to convert in Common Stock

- All Stockholders have Preemptive Rights

Management Rights: The Board of Directors shall consist of no more than five (5) directors as follows: 1) Two (2) directors elected by Philip E. Neumann or his designee, affiliate, or estate so long as he is a Shareholder in the Corporation; 2) One (1) director elected by Alyssa Neumann or her designee, affiliate, or estate so long as she is a Shareholder in the Corporation; 3) One (1) director elected by the holders of Corporation Common Stock (as defined in the Articles of Incorporation); and 4) One (1) director elected by holders of Corporation Preferred Stock (as defined in the Articles of Incorporation).

SHAREHOLDERS AGREEMENT

Information Rights: The Corporation shall provide to each holder of Preferred Stock, who is not a direct or indirect competitor, ("Noncompetitive Investors"): (1) Unaudited annual financial statements; and (2) Unaudited quarterly financial statements. The Corporation shall provide to each holder of Preferred Stock, who is a direct or indirect competitor, ("Competitive Investors") a quarterly update, which will include some financial statements deemed necessary to disclose by the Board of Directors, in their sole discretion. These rights will terminate immediately prior to the Corporation's IPO or completion of a Sale Transaction (as defined below).

Tag-Along Rights In the event that any party holding 10% or more of the Company ("Selling Party") proposes to sell their shares to a third party ("Third Party"), the Selling Party agrees not to make the sale unless Third Party includes an offer to purchase the shares of the Investors on the same terms. If Third Party has specified a maximum number of shares that they are willing to buy, then the Selling Party and interested Investors may sell their pro-rata share of the amount to be purchased by Third Party.

Drag-Along Rights In the event that a majority of each of the Common and Preferred shareholders, voting separately as a Class ("Selling Party") proposes to sell their shares or all or substantially all of the assets of the Corporation, then the voting majorities may compel the minorities to sell their interests in the Company on the same terms offered to that Class of Stock.

Sale Transaction: A "Sale Transaction" shall mean (1) Any merger, amalgamation, reorganization, consolidation or other transaction involving the Corporation and any other corporation or other entity or person in which the persons who were the shareholders of the Corporation immediately prior to such merger, amalgamation , reorganization, consolidation or other transaction own less than fifty percent (50%) of the outstanding voting shares of the surviving or continuing entity after such merger, amalgamation, reorganization, consolidation or other transaction; (2) The sale, exchange or transfer by the Corporation's shareholders, in a single transaction or series of related transactions, of all of the voting shares of the

Corporation; or (3) The sale of all or substantially all of the assets of the Corporation.

OTHER MATTERS

Special Purpose
Vehicle:

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to a special purpose vehicle ("SPV"), which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding, and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Option Pool:

The number of non-voting Common Shares reserved for issuance under the Corporation's employee stock option plan will be equal to two million (2,000,000) voting common shares in regard to the total authorized shares of the Corporation.

Share Purchase
Agreement:

The Corporation and Investors shall enter into a legally binding share purchase agreement reflecting the terms and conditions contained herein and containing standard representations and warranties, with survival period of four years.

Risk:

Investors in the securities issued by the Corporation must be willing to accept the risk of losing their entire principal.

Founder Matters:

Each Founder shall have transferred all relevant intellectual property to the Corporation and entered into an employment agreement with the Corporation.